CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

August 1, 2021

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Theresa Brillant, Staff Attorney

Doug Jones, Staff Attorney

Re:	WeConnect Tech International, Inc.
Form 10-K for Fiscal Year Ended July 30, 2020
Filed on June 7, 2021
File No. 000-52879

Dear Ms. Brillant and Mr. Jones:

On behalf of WeConnect Tech International, Inc. (the “Company” or “WECT”), we are hereby responding to the comment letter dated July 27, 2021 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 10-K for the period ended July 30, 2020

Report of Independent Registered Public Accounting Firm, page F-1

1.                   Note 5 of the notes to the financial statements discloses a going concern and page 6 refers to a going concern opinion of the auditor. However, the audit report of Olayinka Oyebola & Co. does not include a going concern paragraph. Please have your auditors explain to us their consideration of PCAOB Auditing Standards 2415 regarding their conclusion about the company's ability to continue as a going concern.

Response: We propose including the revised audit report attached hereto as Exhibit A, which contains a going concern paragraph.

2.                   Note 5 of the notes to the financial statements discloses a going concern and page 6 refers to a going concern opinion of the auditor. However, the audit report of Olayinka Oyebola & Co. does not include a going concern paragraph. Please have your auditors explain to us their consideration of PCAOB Auditing Standards 2415 regarding their conclusion about the company's ability to continue as a going concern.

Response: We intend to include the auditor’s opinion attached hereto as Exhibit B.

Please do not hesitate to contact me by telephone at (310) 721-4394, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

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EXHIBIT A

WECONNECT TECH INTERNATIONAL, INC. Table of Contents INDEX Report of Independent Registered Public Accounting Firm F - 2 Consolidated Balance Sheets as of July 31, 2020 and 2019 F - 3 Consolidated Statements of Operations for the years ended July 31, 2020 and 2019 F - 4 Consolidated Statements of Shareholders’ Equity for the years ended July 31, 2020 and 2019 F - 5 Consolidated Statements of Cash Flows for years ended July 31, 2020 and 2019 F - 6 Notes to the Consolidated Financial Statements F - 7 - F - 13

Report of Independent Registered Public Accounting Firm To the shareholders and the board of directors of WeConnect Tech International, Inc. Opinion on the Financial Statements We have audited the accompanying balance sheets of WeConnect Tech International Inc (the "Company") as of July 31 , 2020 , the related consolidated statements of operations, changes in shareholders' equity and cash flows, for the year ended July 31 , 2020 , and the related notes collectively referred to as the "financial statements . The financial statement of WeConnect Tech International Inc . As of July 31 , 2019 were audited by other auditors whose report dated October 21 , 2019 expressed an unqualify opinion on those statement . In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31 , 2020 , and the results of its operations and its cash flows for the year ended July 31 , 2020 , in conformity with U . S . generally accepted accounting principles . Going Concern The accompanying financial statements have been prepared assuming the company will continue as a going concern as disclosed in Note 5 to the financial statement, the Company has continuously incurred a net operating loss of $ 1 , 103 , 166 for the year ended July 31 , 2020 , and an accumulated deficit of $ 7 , 638 , 503 at July 31 , 2020 . The continuation of the Company as a going concern through July 31 , 2020 is dependent upon improving the profitability and the continuing financial support from its stockholders . Management believes the existing shareholders or external financing will provide the additional cash to meet the Company’s obligations as they become due . These factors raise substantial doubt about the company ability to continue as a going concern . These financial statements do not include any adjustments that might result from the outcome of the uncertainty . Basis for Opinion These financial statements are the responsibility of the Company's management . Our responsibility is to express an opinion on the Company's financial statements based on our audits . We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U . S . federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB . We conducted our audits in accordance with the standards of the PCAOB . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud . Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks . Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements . Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements . We believe that our audits provide a reasonable basis for our opinion . . The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting . As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting . Accordingly, we express no such opinion Critical Audit Matters Critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that : (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments . The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate . Management decision to write of the company Property Plant, and Equipment, and the recognition of contingent liability in the subsidiary book as a result of litigation claim against the company as disclosed in (Note 3 & 6 ) during the year represent a critical audit matter due to the complexity of the transaction and its significant unusual . These might pose challenges on the company going concern if the creditors enforce recovery on the company . How the matter was addressed during the audit Our procedures include the followings - Obtained an understanding of the accounting process of MMTB (the subsidiary) and the correctness of the accounting treatment applied in estimating the contingent liability - We circularized the Creditor and the legal adviser to ascertain the accuracy of the accrued figure - We evaluated the adequacy of the judgement and assumptions made by the Directors in written off the Assets . - We interviewed and assess the level of knowledge of the Accountant that did IFRS to US GAAP conversion and preparation of WECT financial statement . OLAYINKA OYEBOLA & CO. (Chartered Accountants) We have served as the Company's auditor since April 2021. July 28 th , 2021. Lagos Nigeria F - 2

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EXHIBIT B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of WECONNECT Tech International Inc.

1st Floor, Block A, Axis Business Campus

No. 13A & 13B, Jalan 225, Section 51A

46100 Petaling Jaya, Selangor

Malaysia.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WECONNECT Tech International Inc. (“the Company”) as of July 31, 2019 and 2018, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years ended July 31, 2019 and 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2019 and 2018, and the results of its operations and its cash flow for each of the two years ended July 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TOTAL ASIA ASSOCIATES PLT TOTAL ASIA ASSOCIATES PLT
We have served as the Company’s auditor since 2018.

Selangor, Malaysia.
Oct 24, 2019

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